07006326

ATES
NGE COMMISSION
. 20549

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RECD S.E.C.
APR 2 2007

...ED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 48726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Havenwood Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rode + Armstrong P.A

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/12/07
KJ 4/6
AB 4/12

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________________________, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAVENWOOD CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

HAVENWOOD CAPITAL MARKETS, LLC
TABLE OF CONTENTS
DECEMBER 31, 2006

RODE & ARMSTRONG, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
16 GREENMEADOW DRIVE, SUITE G111
TIMONIUM, MARYLAND 21093
410-296-8200
FAX 410-296-8204

ALBERT E. RODE, JR. C.P.A.
KEITH G. ARMSTRONG, C.P.A.

TOLL FREE NO: 1-877-296-8201
E-MAIL: info@rodearmstrong.com

INDEPENDENT AUDITORS' REPORT

Members
Havenwood Capital Markets, LLC

We have audited the accompanying statement of financial condition of Havenwood Capital Markets, LLC as of December 31, 2006, and the related statements of operations, cash flows, and changes in members' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Havenwood Capital Markets, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Rode & Armstrong, P.A.

Timonium, Maryland
February 5, 2007

HAVENWOOD CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	292,396
Accounts receivable		30,000
Other assets		7,217
Total Current Assets		329,613
EQUIPMENT AT COST		
Equipment		16,386
Less: accumulated depreciation		10,825
		5,561
TOTAL ASSETS	$	335,174

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	33,235
MEMBERS' EQUITY		301,939
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	335,174

The Accompany Notes Are an Integral Part Of These Statements

HAVENWOOD CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE		
Investment banking fees	$	400,684
Retainer fees		20,000
Consulting fees		175
Interest income		5,128
		425,987
EXPENSES		
Accounting and legal		6,900
Auto expense		1,999
Bookkeeping		3,267
Commissions		66,828
Depreciation		2,607
Insurance		1,960
Information services		26,374
Marketing		984
Miscellaneous		809
Office expense		5,338
Payroll taxes		19,245
Postage and shipping		151
Regulatory expense		5,653
Rent		310
Salaries - officer		127,062
Salaries - other		164,455
Taxes - other		409
Telephone		4,330
Travel and entertainment		6,150
		444,831
NET INCOME	$	(18,844)

HAVENWOOD CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(18,844)
Adjustments To Reconcile Net Earnings To Net Cash Provided By Operating Activities:		
Depreciation and amortization		2,607
Loss on disposal of asset		196
Changes In Assets And Liabilities:		
Accounts receivable		(26,617)
Other assets		(2,668)
Accounts payable and accrued expenses		16,617
Net Cash Used For Operating Activities		(28,709)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(3,510)
CASH FLOWS FROM FINANCING ACTIVITIES		-
Net decrease in cash		(32,219)
Cash and cash equivalents at December 31, 2005		324,615
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2006	$	292,396

HAVENWOOD CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Members' equity - December 31, 2005	$	320,783
Members' capital contributions		-
Member draws		-
Net income		(18,844)
MEMBERS' EQUITY - DECEMBER 31, 2006	$	301,939

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. ***Nature Of Operations* - The Company was organized on September 6, 1995 under the name Ipex, LLC, as a broker-dealer registered under the Securities Exchange Act of 1934, and is subject to regulation by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). Approval to operate as a broker-dealer was granted by the SEC and other regulatory agencies on December 13, 1995. Ipex, LLC operated under a clearance agreement with another broker, whereby such broker assumed and maintained the Company's customer accounts.**

   On October 31, 1997, the members of Ipex, LLC sold their membership interests in the Company. The new members changed the name of the Company to Havenwood Capital Markets, LLC and initiated the review for continuing membership process with the ***NASD. Management received NASD approval in February of 1998.***

   Collateral Account - The Company's clearing agreement is with Southwest Securities. It was transferred from DB Alex Brown in February 2003. The Company is required to maintain capital of $100,000. As of December 31, 2006, the Company had a balance of $134,250 at Southwest Securities and a balance of $158,146 at Bank of America.

2. Basis Of Accounting - The books and records are maintained on the accrual basis of accounting and conform to generally accepted accounting principles.

3. Cash - For the purposes of reporting cash flows, cash and cash equivalents include cash on hand and deposits in checking and money market accounts.

4. Equipment - Equipment is carried at cost. Depreciation for both financial statement and tax purposes is computed using straight-line and accelerated methods. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to income as incurred. Depreciation expense for the twelve months ended December 31, 2006 was $2,607.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

5. Accounting Policies - Preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates made by management.

6. Income Taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code effective January 1, 2004. Therefore, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for federal and state income taxes on their respective share of the Company's taxable income. Accordingly, no provision for income taxes is included in these financial statements.

7. ***Net Capital Requirement* - The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the broker-dealer is required to maintain net capital to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.**

At December 31, 2006, the Company had net capital of $280,761, which is $180,761 in excess of its required net capital. At December 31, 2006, the Company had aggregate indebtedness of $33,235. The ratio of aggregate indebtedness to net capital was .118 to 1.

NOTE B - CASH

Cash in bank accounts is insured up to $100,000 by the Federal Deposit Insurance Corporation. At December 31, 2006, the Company had cash, which exceeded this amount. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. At December 31, 2006 the Company's uninsured cash balances totaled $92,396.

END